EXHIBIT 28(b)


                    [National Gas & Oil Company letterhead]

March 1, 1996

To Our Shareholders:


            Your Board of Directors has adopted a Shareholder Rights Plan. The Plan provides for a dividend distribution of one Preferred Share Purchase Right for each National common share you own. We are enclosing with this letter a summary description of the principal features of the Plan. This letter summarizes the Directors' reasons for adopting it.

            The Shareholders Rights Plan is designed to protect shareholders against unsolicited attempts to acquire control of National, whether through accumulation of shares in the open market or tender offers that involve abusive tactics or that do not offer what the Board feels to be an adequate price to all shareholders. The Plan also addresses some of the disruptions created by market accumulators who may seek a sale of National to serve their own interests rather than yours or who demand "greenmail."

            Many other companies have adopted plans similar to the kind we approved. We consider the Plan to be a valuable protection of your right to retain an equity investment in National and the full value of that investment, while not foreclosing a fair acquisition bid for National. The Plan has been adopted in order to assure the Board the ability to protect your interests. The Shareholder Rights Plan is not intended to prevent a takeover of National or a proxy contest and will not do so.

            Adoption of the Plan will not weaken the financial condition of National or interfere with its business plans. Issuance of the Rights has no dilutive effect, will not affect reported earning per share, is not taxable to National or to shareholders, and will not change the way in which the common shares are traded.

            The dividend distribution will be payable to shareholders of record on March 1, 1996. No certificates representing the Rights will be distributed initially, and the Rights will trade with and be represented by the certificates for common shares. As more fully described in the Summary attached to this letter, ten days after the announcement that a person or group has acquired 15% or more of National's common shares without the prior approval of National's Board, or ten business days (unless such period is extended by the Board) after the announcement that a person or group has commenced a tender offer the consummation of which would result in such person or group owning 15% or more of the common shares (even if no purchases actually occur), the Rights will become exercisable, and separate certificates representing the Rights will be distributed. The Rights will expire ten years later on March 1, 2006.